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November 27, 2024		NR 09 – 2024

Avrupa Completes First-pass Drilling at Kangasjärvi Massive Sulfide Target, Central Finland

Avrupa Minerals Ltd. (AVU:TSXV) reports that first-pass scout drilling at the Company’s Kangasjärvi project in central Finland has been completed.  Avrupa, through the JV entity Akkerman Finland Oy (“AFOy” – Akkerman Exploration b.v. 51%; Avrupa 49%), completed two holes in the Kangas Main EM target area, totaling 709.3 meters. A third hole, testing the Kangas North EM anomaly was postponed due to terrain access issues.

AFOy noted that the two holes were aimed at an untested EM anomaly located directly north of the old Kangasjärvi workings, across a prominent fault. The first was drilled from west to east into the conductor, while the second approached the anomaly from the south. Both holes successfully intersected vein-type and semi-massive mineralization. The first hole KM-01, intersected intermittent sulfides over a length of 82 meters from 194 meters to 276 meters depth.

AFOy also noted that intermittent mineralization in the second hole, KM-02, was more intense and present over a wider interval between 119 meters and 341 meters, down-hole. Pyrite and pyrrhotite are the main sulfide minerals present with local, small amounts of chalcopyrite and minor sphalerite. Mineralization is accompanied by intense hydrothermal alteration of the original mafic volcanic host rocks.

The intercepts are characteristic of a stockwork feeder zone. The sulfide veins and semi-massive replacement mineralization, accompanied by silicification, white mica and cordierite, are directly comparable with the mineralization and alteration found in the footwall of the Pyhäsalmi massive sulfide deposit, located 30 km to the north.

Split core samples have been submitted to the ALS Global laboratory facilities in Outokumpu. Assay results are expected in December.

Meanwhile, AFOy will conduct a geophysical reassessment of the Kangas Main EM anomaly to ascertain whether the conductor has been adequately tested. This may include a down-hole EM survey to detect possible off-hole conductors.

Avrupa Minerals Ltd. is a growth-oriented junior exploration and development company directed to discovery of mineral deposits, using a hybrid prospect generator business model.  The Company holds one 49%-owned license in Portugal, the Alvalade VMS Project, presently optioned to Sandfire Portugal in an earn-in joint venture agreement.  The Company holds one 100%-owned exploration license covering the Slivova Gold Project in Kosovo, optioned to Western Tethyan Resources, and is actively advancing four prospects in central Finland through its partnership with Akkerman Finland Oy.  Avrupa focuses its project generation work in politically stable and prospective regions of Europe, presently including Portugal, Finland, and Kosovo.  The Company continues to seek and develop other opportunities around Europe.

For additional information, contact Avrupa Minerals Ltd. at 1-604-687-3520 or visit our website at www.avrupaminerals.com.

On behalf of the Board,

“Paul W. Kuhn”

Paul W. Kuhn, President & Director

This news release was prepared by Company management, who take full responsibility for its content.  Paul W. Kuhn, President and CEO of Avrupa Minerals, a Licensed Professional Geologist and a Registered Member of the Society of Mining Engineers, is a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.  He has reviewed the technical disclosure in this release.  Mr. Kuhn, the QP, has not only reviewed, but prepared and supervised the preparation or approval of the scientific and technical content in the news release.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.